Filed pursuant to General Instruction II.L

of Form F-10; File No. 333-126997

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This pricing supplement, together with the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PRICING SUPPLEMENT NO. 4 DATED DECEMBER 15, 2005

(to a Short Form Base Shelf Prospectus dated August 23, 2005 as supplemented by a Prospectus Supplement dated September 14, 2005)

CRYSTALLEX INTERNATIONAL CORPORATION

C$5,000,000

2,092,640 Common Shares

This pricing supplement relates to 2,092,640 of our common shares issuable to Azimuth Opportunity, Ltd. (Azimuth) pursuant to the exercise by us of a draw down under the terms of our equity draw down facility.

Equity Draw Down No. 4 Set out below is a summary of the terms of the draw down notice that we issued to Azimuth on November 30, 2005:
Draw Down Amount:					C$1,000,000
Additional Purchase Amount:					C$4,000,000
Draw Down Pricing Period start date:					December 1, 2005
Number of Trading Days in Draw Down Pricing Period:					10
Draw Down Pricing Period end date:					December 14, 2005
Settlement Date:					December 16, 2005
Threshold Price:					C$1.00 per share
Discounted Percentage:					6%

Set out below is a summary of the number of common shares allocated for purchase by Azimuth under the terms of the equity draw down facility for each of the trading days during the draw down pricing period:

Trading Day	VWAP(1)	Purchase Price(2)	Draw Down Allocation		Additional Purchase Amount		Total Allocation
			Amount	Shares	Amount Exercised	Shares	Amount	Shares
December 1	C$2.5391	C$2.3868	C $100,000	41,897	C$ 358,020	150,000	C$ 458,020	191,897
December 2	C$2.7080	C$2.5455	C $100,000	39,285	C$ 636,375	250,000	C$ 736,375	289,285
December 5	C$2.6044	C$2.4481	C $100,000	40,848	C$ -	-	C$ 100,000	40,848
December 6	C$2.4204	C$2.2752	C $100,000	43,952	C$ 398,160	175,000	C$ 498,160	218,952
December 7	C$2.4832	C$2.3342	C $100,000	42,841	C$ 641,905	275,000	C$ 741,905	317,841
December 8	C$2.5761	C$2.4215	C $100,000	41,297	C$ 242,150	100,000	C$ 342,150	141,297
December 9	C$2.5635	C$2.4097	C $100,000	41,499	C$ 722,910	300,000	C$ 822,910	341,499
December 12	C$2.5911	C$2.4356	C $100,000	41,058	C$ 426,230	175,000	C$ 526,230	216,058
December 13	C$2.4969	C$2.3471	C $100,000	42,606	C$ 469,420	200,000	C$ 569,420	242,606
December 14	C$2.3594	C$2.2178	C $100,000	45,090	C$ 104,830	47,267	C$ 204,830	92,357
			C$1,000,000	420,373	C$4,000,000	1,672,267	C$5,000,000	2,092,640

Notes:
(1)					VWAP for a trading day means the volume weighted average trading price (based on a trading day from 9:30 a.m. to 4:30 p.m., Toronto time) of the common shares on the trading day.
(2)					Purchase Price for a trading day means the VWAP for the trading day less the Discounted Percentage (6%).

The terms of the equity draw down facility are set out in a common share purchase agreement dated September 14, 2005 (purchase agreement) between us and Azimuth. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing period start date), the draw down pricing period start date will not be later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

On September 27, 2005, we announced that, as a result of recent market activity, we had agreed with Azimuth to amend the terms of the purchase agreement as follows:

O	the minimum price (threshold price) at which Crystallex will sell common shares is C$1.00 rather than C$2.50; and
O	maximum draw down amount for a draw down where the threshold price is $1.00 – 2.49 is as follows:

Threshold Price (C$ per share)	Maximum Draw Down Amount (C$)
1.00 – 1.24	1,000,000
1.25 – 1.49	1,500,000
1.50 – 1.74	2,000,000
1.75 – 1.99	2,500,000
2.00 – 2.24	3,000,000
2.25 – 2.49	3,500,000

The net proceeds from the issuance of the common shares pursuant to which this pricing supplement relates will be used as to C$1,841,000 to redeem the outstanding principal amount of our series 2 notes due March 13, 2006 and as to the balance for working capital and general corporate purposes.

This pricing supplement and the material change reports dated September 15, 2005 and October 17, 2005 (which are not listed in the prospectus supplement dated September 14, 2005 and which have been filed with securities regulatory authorities in Canada) are specifically incorporated by reference in, and form an integral part of the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this pricing supplement is truthful or complete. Any representation to the contrary is an offence.

We are permitted to prepare this pricing supplement in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

Owning our securities may subject you to tax consequences both in the United States and Canada. This pricing supplement does not describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, substantially all of our directors and officers and certain of the experts named in the short form base shelf prospectus dated August 23, 2005, as supplemented by a prospectus supplement dated September 14, 2005, are residents of Canada and a substantial portion of our assets are located outside the United States.